Exhibit 99.1

Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland Chinese company

1.Date of occurrence of the event: 2008/05/29

2.Method of the present increase (decrease) in investment: invest mainland Chinese company KU6 (Beijing) Technology Co., Ltd. through Ku6 Holding Limited (Cayman)

3.Transaction volume, price per unit, and total monetary amount of the transaction: USD$5,000,000

4.Company name of the invested mainland Chinese company: KU6 (Beijing) Technology Co., Ltd.

5.Paid-in capital of said invested mainland Chinese company: USD$5,700,000

6.Amount of new capital increment currently planned by said invested mainland Chinese company: USD$20,000,000

7.Main business items of said invested mainland Chinese company: Software Design Service; Computer Integration Systems Services, and Data Processing Services

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Qualified Opinion

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: USD$3,482,854

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: USD$1,425,425 Loss (RMB/USD = 1:7)

11.Amount of actual investment to date in said invested mainland Chinese company: USD$0

12.Counterparty to the transaction and its relationship to the Company: None

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: Not applicable

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable

15.Gain (or loss) on disposal: Not applicable

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One-time payment; None

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Negotiation, New share issueance, The Chairman & President Office

18.Broker: None

19.Concrete purpose of the acquisition or disposal: Long-term investment

20.Do the directors have any objection to the present transaction?: None

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$10,150,433

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 5.23%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 4.04%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 4.09%

25.Total amount of actual investment in the mainland China area to date: USD$5,121,880

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 2.64%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 2.04%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 2.06%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: USD$0

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32.Any other matters that need to be specified: None

Exhibit 99.2

Represent subsidiary Fortune Venture Capital Corp. to announce the disposal of JMICRON Technology Corp.

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Common shares of JMICRON Technology Corp.

2.Date of occurrence of the event: 2007/07/23~2008/05/28

3.Volume, unit price, and total monetary amount of the transaction: trading volume: 1,490,000 shares; average unit price: $254.70 NTD; total amount: $379,500,000 NTD

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Natural persons

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Profit NTD353,498,182

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Payment in two days after transaction; none.

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Negotiation, Quotation by dealers; The Chairman & President Office

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 1,337,000 shares; amount: $21,878,182 NTD; percentage of holdings: 3.37%

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 85.45%; ratio of shareholder’s equity: 85.95%; the operational capital as shown in the most recent financial statement: $883,097,290 NTD

13.Broker and broker’s fee: N/A

14.Concrete purpose or use of the acquisition or disposition: financing operation

15.Net worth per share of company underlying securities acquired or disposed of: $21.29 NTD

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.3

United Microelectronics Corporation
June 9, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2008.

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
					-
May	Invoice amount	6,573,786	7,450,836	(877,050)	(11.77)
2008	Invoice amount	32,510,793	34,525,399	(2,014,606)	(5.84)
May	Net sales	8,606,625	8,220,010	386,615	4.70
2008	Net sales	41,130,795	39,376,734	1,754,061	4.45

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	26,428,990
UMC’s subsidiaries	0	0	100,107

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	52,857,980
UMC’s subsidiaries	0	0	3,155,861
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	12,109,650	12,500,000
Net Profit from Fair Value	12,567	(218,522)
Written-off Trading Contracts	36,818,568	2,500,000
Realized profit (loss)	607,965	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.4

United Microelectronics Corporation
For the month of May, 2008

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of May, 2008.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of	Number of shares
		shares held as of	held as of
Title	Name	April 30, 2008	May 31, 2008	Changes
Director	Fu-Tai Liou	3,123,221	2,323,221	(800,000)
Vice President	S C Chien	2,682,917	2,482,917	(200,000)
Vice President	Lee Chung	1,044,915	413,915	(631,000)
Vice President	Henry Liu	8,047,104	7,907,104	(140,000)
Vice President	Chia-Pin Lee	56,133	46,133	(10,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	April 30, 2008	May 31, 2008	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	May	2008
Semiconductor Manufacturing Equipment	603,203	3,975,661
Fixed assets	69,816	284,623

4)	The disposition of assets (NT$ Thousand)

Description of assets	May	2008
Semiconductor Manufacturing Equipment	8,934	18,294
Fixed assets	0	0

Exhibit 99.5

Important Resolutions from UMC’s 2008 Annual General Meeting

1.Date of the shareholders’ meeting: 2008/06/13
2.Important resolutions:

(1) Approved the 2007 business report, financial statements and the surplus earning distribution chart.

(2) Approved the Company’s unappropriated earnings and capital reserve be reinvested as capital.

(3) Approved to amend the Company’s Acquisition or Disposal of Assets Procedure.

(4) Approved to amend the Company’s Financial Derivatives Transaction Procedure.

(5) Approved to amend the Company’s Articles of Incorporation.

3.Endorsement of the annual financial statements (indicate “yes” or “no”):yes
4.Any other matters that need to be specified: None

Exhibit 99.6

UMC will attend investor conferences on 2008/06/16

1.Date of the investor/press conference: 2008/06/16
2.Location of the investor/press conference: Singapore and Hong Kong
3.Financial and business related information:

The Company will attend Regional Tech Corporate Day held by Deutsche Securities from 2008/6/16 to 2008/6/19 in Singapore and Hong Kong.

4.Any other matters that need to be specified:

Please refer to MOPS or Company website for more information.